This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169315-07

SUBJECT TO COMPLETION, DATED APRIL 11, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated March 4, 2011)

$

Entergy Mississippi, Inc.
First Mortgage Bonds,     % Series Due May 1, 2051

We are offering $      million of our First Mortgage Bonds,     % Series due May 1, 2051. We will pay interest on the bonds on February 1, May 1, August 1 and November 1 of each year. The first interest payment on the bonds will be made on August 1, 2011. We may redeem the bonds prior to maturity, in whole or in part, at any time on or after May 1, 2016, at a redemption price equal to the principal amount being redeemed plus any accrued and unpaid interest. The bonds will be issued in denominations of $25 and integral multiples of $25 in excess thereof.

We intend to apply to list the bonds on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the bonds are first issued.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage and deed of trust, which has the benefit of a first mortgage lien on substantially all of our property.

Investing in the bonds involves risks.  See “Risk Factors” on page 2 of the prospectus accompanying this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Underwriting		Proceeds to
	Price to		Discounts and		Entergy Mississippi
	Public		Commissions		(before expenses)

Per bond		%		%		%
Total	$		$		$

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York, on or about April   , 2011.

Joint Book-Running Managers

Citi	Morgan Stanley	Wells Fargo Securities

Co-Managers

Morgan Keegan	Stephens Inc.

April   , 2011

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer of the bonds in any jurisdiction where the offer or sale is not permitted.

TABLE OF CONTENTS

Prospectus Supplement

i

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from our annual financial statements for the three-year period ended December 31, 2010, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2010. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	December 31,
	2010	2009	2008
	(Dollars in thousands)

Income Statement Data:
Operating Revenues	$1,230,185	$1,177,304	$1,462,182
Operating Income	178,539	166,187	135,190
Interest Expense	52,055	49,491	44,937
Net Income	83,687	77,636	59,710
Ratio of Earnings to Fixed Charges(1)	3.30	3.25	2.92

	As of December 31, 2010
	Actual		As Adjusted(2)
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Balance Sheet Data:
Preferred Stock without sinking fund	$50,381	3.2%	$		%
Common Equity
Common Stock	199,326	12.4
Capital Stock Expense and Other	(690)	0.0
Retained Earnings	527,588	32.9

Total Common Equity	726,224	45.3
First Mortgage Bonds (including current maturities)	780,000	48.7
Other Long-Term Debt(3)	45,378	2.8

Total Capitalization	$1,601,983	100.0%	$		%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments — net and (d) fixed charges, and “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

(2)	Adjusted to reflect the issuance and sale of the bonds and the application of the net proceeds therefrom. See “Use of Proceeds.”

(3)	Consists of pollution control revenue bonds and environmental revenue bonds in the amount of $46.03 million (less $652,500 of unamortized premium and discount — net) that are secured by non-interest bearing first mortgage bonds in the amount of $48.88 million.

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $      million after deducting underwriting discounts and commissions and estimated offering expenses. We intend to apply the net proceeds we receive from the issuance and sale of the bonds to some or all of the following: (i) repayment of $80 million of 4.65% debt maturing in May 2011, (ii) general corporate purposes, and (iii) redemption of up to $75 million of 6% debt maturing in 2032. Pending the application of the net proceeds, we will invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE BONDS

Interest, Maturity and Payment

We are offering $      million of our First Mortgage Bonds,     % Series due May 1, 2051. We will pay interest on the bonds on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2011. Interest will accrue at the rate of     % per year and will start to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day (as defined below) immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of     % per year to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the trustee is closed for business.

Form and Denomination

The bonds will be issued in denominations of $25 and integral multiples of $25 in excess thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the New Bonds — Book-Entry Only Securities.”

Optional Redemption

We may redeem the bonds prior to maturity, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at any time on or after May 1, 2016, at a redemption price equal to the principal amount of the bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our mortgage including the bonds.

Dividend Covenant

We will not enter into a dividend covenant with respect to the bonds; however, so long as the first mortgage bonds we have issued prior to the date hereof remain outstanding, holders of the bonds offered herein will indirectly benefit from our covenant relating to those outstanding first mortgage bonds to restrict our payment of cash dividends on our common stock in certain circumstances.

Issuance of First Mortgage Bonds

The bonds will be issued on the basis of property additions. As of February 28, 2011, approximately $848 million of first mortgage bonds could have been issued under our mortgage on the basis of net property additions, and approximately $155 million of first mortgage bonds could have been issued under our mortgage on the basis of retired bond credits.

Trading Characteristics

We intend to apply to list the bonds on the New York Stock Exchange. The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued but unpaid interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

Sinking or Improvement Fund

The bonds are not subject to redemption under any sinking or improvement fund.

Additional Information

For additional information about the bonds, see “Description of the New Bonds” in the accompanying prospectus, including:

1. additional information about the terms of the bonds, including security,

2. general information about our mortgage and the trustee,

3. a description of certain restrictions contained in our mortgage, and

4. a description of events of default under our mortgage.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Principal
Amount of
Name	Bonds

Citigroup Global Markets Inc.	$
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC
Morgan Keegan & Company, Inc.
Stephens Inc.

Total	$

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided that, under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer all or part of the bonds directly to the public at the price to public set forth on the cover page hereof and may offer part of the bonds to certain securities dealers at such price less a concession not in excess of $      per bond. The underwriters may allow, and such dealers may reallow certain brokers and dealers, a concession not in excess of $      per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be $352,000, excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We intend to apply to list the bonds on the New York Stock Exchange, and trading of the bonds is expected to commence within the 30-day period after the bonds are first issued. The underwriters have advised us that they intend to make a market in the bonds prior to the commencement of trading on the New York Stock Exchange, but they are not obligated to do so and may discontinue such market-making activities at any time without notice. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We cannot give any assurance as to the maintenance of the trading market for, or the liquidity of, the bonds.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. The underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

PROSPECTUS
FIRST MORTGAGE BONDS

ENTERGY MISSISSIPPI, INC.
308 East Pearl Street
Jackson, Mississippi 39201
(601) 368-5000

We —

•	may periodically offer our first mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds —

•	will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You —

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplement for that series. We will provide the specific information for those offerings and the specific terms of these first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is March 4, 2011.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered by this prospectus (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our annual report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”) as a majority-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

ENTERGY MISSISSIPPI, INC.

We are an electric public utility company having provided service to customers in the State of Mississippi since 1923. Our principal executive offices are located at 308 East Pearl Street, Jackson, Mississippi 39201. Our telephone number is 1-601-368-5000. We currently serve approximately 437,000 customers in the State of Mississippi.

We are owned by Entergy Corporation. The other major public utilities owned, directly or indirectly, by Entergy Corporation are Entergy Arkansas, Inc., Entergy Gulf States Louisiana, L.L.C., Entergy Louisiana, LLC, Entergy New Orleans, Inc. and Entergy Texas, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station (“Grand Gulf”), and Entergy Operations, Inc., a nuclear management services company.

Capacity and energy from Grand Gulf are allocated among Entergy Arkansas, Inc., Entergy Louisiana, LLC, Entergy New Orleans, Inc. and us under a unit power sales agreement. Our allocated share of Grand Gulf’s capacity and energy together with related costs is 33%. Payments we make under the unit power sales agreement are generally recovered through rates set by the Mississippi Public Service Commission, which regulates our electric service, rates and charges. We are also subject to regulation by the Federal Energy Regulatory Commission.

Together with Entergy Arkansas, Inc., Entergy Louisiana Properties, LLC, and Entergy New Orleans, Inc., we own all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company that implements and maintains programs for the purchase, delivery and storage of fuel supplies for Entergy Corporation’s utility subsidiaries.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service areas.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at (http://www.sec.gov). You may read and copy any document that we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2010, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http:// www.entergy.com, or by writing or calling us at the following address:

Ms. Dawn A. Abuso
Assistant Secretary
Entergy Mississippi, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113
(504) 576-6755

You may also direct your requests via e-mail to dabuso@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the New Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the New Bonds in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus or any accompanying prospectus supplement are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Twelve Months Ended December 31,
2010	2009	2008	2007	2006

3.30	3.25	2.92	3.22	2.54

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

General

We will issue the New Bonds offered by this prospectus from time to time in one or more series under one or more separate supplemental indentures to the Mortgage and Deed of Trust dated as of February 1, 1988, with The Bank of New York Mellon, successor corporate trustee (the “trustee”). This Mortgage and Deed of Trust, as amended and supplemented, is referred to in this prospectus as the “mortgage.” All first mortgage bonds issued or to be issued under the mortgage, including the New Bonds offered by this prospectus, are referred to herein as “first mortgage bonds.”

The statements in this prospectus and any accompanying prospectus supplement concerning the New Bonds and the mortgage are not comprehensive and are subject to the detailed provisions of the mortgage. The mortgage and a form of supplemental indenture are filed as exhibits to the registration statement of which this prospectus forms a part. You should read these documents for provisions that may be important to you. The mortgage has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the New Bonds. Wherever particular provisions or defined terms in the mortgage are referred to under this heading “Description of the New Bonds,” those provisions or defined terms are incorporated by reference in this prospectus.

Terms of Specific Series of the New Bonds

The prospectus supplement relating to each series of New Bonds offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

1. the designation, or name, of the series of New Bonds;

2. the aggregate principal amount of the series;

3. the offering price of the series;

4. the date on which the series will mature;

5. the rate or method for determining the rate at which the series will bear interest;

6. the date from which interest on the series accrues;

7. the dates on which interest on the series will be payable;

8. the prices and other terms and conditions upon which we may redeem the series prior to maturity;

9. the applicability of the dividend covenant described below to the series;

10. the terms of an insurance policy, if any, that will be provided for the payment of principal of and/or interest on the series;

11. the rights, if any, of a holder to elect repayment; and

12. any other terms or provisions relating to that series that are not inconsistent with the provisions of the mortgage.

As of December 31, 2010, we had approximately $780 million principal amount of first mortgage bonds outstanding.

Payment

The New Bonds and interest thereon will be paid in any coin or currency of the United States of America that at the time of payment is legal tender at the corporate trust office of the trustee in the Borough of Manhattan, City and State of New York. See “— Book-Entry Only Securities” for additional information relating to payment on the New Bonds.

Redemption and Retirement

The prospectus supplement for a particular series of New Bonds offered by this prospectus will contain the prices and other terms and conditions, if any, for redemption of that series prior to maturity.

Form and Exchange

The New Bonds will be fully-registered bonds without coupons. See “— Book-Entry Only Securities.” The New Bonds will be exchangeable for other New Bonds of the same series in equal aggregate principal amounts. No service charge will be made for any registration of transfer or exchange of the New Bonds. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration, transfer or exchange. We will not be required to provide for the transfer or exchange of any New Bond

1. during the 15 days before an interest payment date (unless such New Bond has a record date for the payment of interest),

2. during the 15 days before giving any notice of redemption, or

3. selected for redemption.

Security

The New Bonds, together with all other first mortgage bonds outstanding now or in the future under the mortgage, will be secured by the mortgage. The mortgage constitutes a first mortgage lien on substantially all of our property subject to bankruptcy law and:

1. minor defects and encumbrances customarily found in similar properties that do not materially impair the use of the property in the conduct of our business;

2. other liens, defects and encumbrances, if any, existing or created at the time of our acquisition of the property; and

3. excepted encumbrances.

The mortgage does not create a lien on the following “excepted property”:

1. cash and securities;

2. all merchandise, equipment, apparatus, materials or supplies held for sale or other disposition in the usual course of business or consumable during use;

3. automobiles, vehicles and aircraft, timber, minerals, mineral rights and royalties; and

4. receivables, contracts, leases and operating agreements.

The mortgage contains provisions that impose the lien of the mortgage on property we acquire after the date of the mortgage, other than the excepted property, subject to pre-existing liens. However, if we consolidate or merge with, or sell substantially all of our assets to, another corporation, the lien created by the mortgage will generally not cover the property of the successor company, other than the property it acquires from us and improvements, replacements and additions to that property.

The mortgage also provides that the trustee has a lien on the mortgaged property to ensure the payment of its reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. This lien takes priority over the lien securing the first mortgage bonds, including the New Bonds.

Issuance of Additional Bonds

Subject to the issuance restrictions described below, the aggregate principal amount of first mortgage bonds that we can issue under the mortgage is unlimited. First mortgage bonds of any series may be issued from time to time on the following bases:

1. 70% of property additions after adjustments to offset retirements;

2. retirements of first mortgage bonds; or

3. deposit of cash with the trustee.

Property additions generally include, among other things, electric, gas, steam or hot water property acquired after December 31, 1987. Securities, automobiles, vehicles or aircraft, or property used principally for the production or gathering of natural gas, are not included as property additions. Deposited cash may be withdrawn upon the bases stated in clause (1) or (2) above.

As of December 31, 2010, we could have issued approximately $831.5 million of additional first mortgage bonds on the basis of net property additions and approximately $155 million on the basis of retired first mortgage bonds.

With certain exceptions in the case of clause (2) above, the issuance of first mortgage bonds must meet an “earnings” test. The adjusted net earnings, before income taxes, for 12 consecutive months of the preceding 18 months, must be at least twice the annual interest requirements on all first mortgage bonds outstanding at the time, including the additional first mortgage bonds to be issued, plus all indebtedness, if any, of prior rank. In general, interest on variable interest rate bonds, if any, is calculated using the average rate in effect during such 12-month period. Based upon the results of our operations for the twelve months ended December 31, 2010, if we were to make an application for authentication and delivery of first mortgage bonds as of the date of this prospectus, solely based on the earnings coverage test (and, therefore, not taking into account the property additions and retired bond issuance limitations), we could issue approximately $894 million in principal amount of first mortgage bonds, in addition to the amount of first mortgage bonds then outstanding (assuming an interest rate of 5% for additional first mortgage bonds). Such amount will be affected by the issuance of the New Bonds and the retirement of existing first mortgage bonds with the proceeds of the New Bonds and by subsequent net earnings. New Bonds in a greater amount may also be issued for the refunding of outstanding first mortgage bonds.

The mortgage contains restrictions on the issuance of first mortgage bonds against property subject to liens.

Other than the security afforded by the lien of the mortgage and restrictions on the issuance of additional first mortgage bonds described above, there are no provisions of the mortgage that grant the holders of the first mortgage bonds protection in the event of a highly leveraged transaction involving us.

Release and Substitution of Property

Property may be released from the lien of the mortgage without applying any earnings test, on the following bases:

1. the deposit with the trustee of cash or, to a limited extent, purchase money mortgages;

2. the lower of cost or fair value to us of unfunded property additions designated by us, after adjustments in certain cases to offset retirements and after making adjustments for certain prior lien bonds, if any, outstanding against property additions; or

3. a waiver by us of our right to issue a specified principal amount of first mortgage bonds.

Property owned by us on December 31, 1987, may be released from the lien of the mortgage at its depreciated book value on December 31, 1987; all other property may be released at its cost, as defined in the mortgage. Unfunded property may also be released without applying any earnings test or complying with clauses (1), (2) or (3) above if, after its release, we would have at least one dollar of unfunded property that remains subject to the lien of the mortgage.

We can withdraw cash upon the bases stated in clauses (2) and/or (3) above.

Dividend Covenant

The terms of certain of our outstanding series of first mortgage bonds include our covenant to restrict our payment of cash dividends on our common stock in certain circumstances. Any dividend covenant applicable to a series of New Bonds will be described in the prospectus supplement relating to that series of New Bonds. There is no assurance that the terms of future dividend covenants, if any, will be the same as those applicable to our outstanding first mortgage bonds.

Modification

Your rights as a bondholder may be modified with the consent of the holders of a majority in aggregate principal amount of the first mortgage bonds, or, if less than all series of first mortgage bonds are adversely affected, with the consent of the holders of a majority in aggregate principal amount of the first mortgage bonds adversely affected. In general, no modification is effective against any bondholder without that bondholder’s consent if it:

1. affects the terms of payment of principal, premium, if any, or interest;

2. affects the lien of the mortgage; or

3. reduces the percentage required for modification.

Defaults and Notices Thereof

Defaults under the mortgage include:

1. default in the payment of principal;

2. default for 30 days in the payment of interest;

3. certain events of bankruptcy, insolvency or reorganization;

4. defaults under a supplemental indenture; and

5. default in other covenants for 90 days after notice (unless we have in good faith commenced efforts to perform the covenant).

The trustee may withhold notice of default, except in payment of principal, interest or funds for purchase or redemption of first mortgage bonds, if the trustee in good faith determines it is in the interests of the holders of first mortgage bonds.

The trustee or the holders of 25% of the first mortgage bonds may declare the principal and interest due and payable on default. However, a majority of the holders may annul such declaration if the default has been cured. No holder of first mortgage bonds may enforce the lien of the mortgage without giving the trustee written notice of a default and unless

1. the holders of 25% of the first mortgage bonds have requested the trustee in writing to act and offered the trustee reasonable opportunity to act and indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred thereby; and

2. the trustee shall have failed to act within 60 days of such request.

The holders of a majority in aggregate principal amount of the first mortgage bonds may direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured.

Evidence to be Furnished to the Trustee

Compliance with the mortgage provisions is evidenced by written statements of our officers or persons we select or pay. In certain cases, opinions of counsel and certifications of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. We must give the trustee an annual certificate as to whether or not we have fulfilled our obligations under the mortgage throughout the preceding year.

Satisfaction and Discharge of Mortgage

After we provide for the payment of all of the first mortgage bonds (including the New Bonds) and after paying all other sums due under the mortgage, the mortgage may be satisfied and discharged. The first mortgage bonds will be deemed to have been paid when money or Eligible Obligations (as defined below) sufficient to pay the first mortgage bonds (in the opinion of an independent accountant in the case of Eligible Obligations) at maturity or upon redemption have been irrevocably set apart or deposited with the trustee, provided that the trustee shall have received an opinion of counsel to the effect that the setting apart or deposit does not require registration under the Investment Company Act of 1940, does not violate any applicable laws and does not result in a taxable event with respect to the holders of the first mortgage bonds prior to the time of their right to receive payment. “Eligible Obligations” means obligations of the United States of America that do not permit the redemption thereof at the issuer’s option.

Information about the Trustee

The trustee will be The Bank of New York Mellon. In addition to acting as trustee, The Bank of New York Mellon also acts, and may act, as trustee under various other of our and our affiliates’ indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee and its affiliates in the ordinary course of our respective businesses.

Book-Entry Only Securities

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will trade through the Depository Trust Company (“DTC”). Each series of New Bonds will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the New Bonds represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the trustee as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the New Bonds within the DTC system must be made through participants, who will receive a credit for the New Bonds on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased New Bonds. Transfers of ownership in the New Bonds are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their New Bonds of a series, except if use of the book-entry system for the New Bonds of that series is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Bonds. DTC’s records reflect only the identity of the participants to whose accounts such New Bonds are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of New Bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the mortgage. Beneficial owners of the New Bonds may wish to ascertain that the nominee holding the New Bonds has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the New Bonds. If less than all of the New Bonds of a series are being redeemed, DTC’s practice is to determine by lot the amount of New Bonds of such series held by each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to New Bonds, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the New Bonds are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the New Bonds.

Payments of redemption proceeds, principal of, and interest on the New Bonds will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided in the applicable prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

DTC may discontinue providing its services as securities depositary with respect to the New Bonds at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the New Bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the New Bonds. In that event or if an event of default with respect to a series of New Bonds has occurred and is continuing, certificates for the New Bonds of such series will be printed and delivered. If certificates for such series of New Bonds are printed and delivered,

•	those New Bonds will be issued in fully registered form without coupons;

•	a holder of certificated New Bonds would be able to exchange those New Bonds, without charge, for an equal aggregate principal amount of New Bonds of the same series, having the same issue date and with identical terms and provisions; and

•	a holder of certificated New Bonds would be able to transfer those New Bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1. through one or more underwriters or dealers;

2. directly to one or more purchasers;

3. through one or more agents; or

4. through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1. the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2. the initial public offering price;

3. any underwriting discounts and other items constituting underwriters’ compensation;

4. the proceeds we receive from that sale; and

5. any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker- dealer will make a market in any series of the New Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Entergy Mississippi, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Entergy Mississippi, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law, and Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi, as to matters of Mississippi law. Certain legal matters with respect to the offering of the New Bonds will be passed on for any underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP may rely on the opinion of Wise Carter Child & Caraway, Professional Association, as to matters of Mississippi law relevant to its opinion.